UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SEASPINE HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

81255T 108
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81255T 108

1	Names of reporting persons

Richard E. Caruso, Ph.D.
2	Check the appropriate box if a member of a group
	(a)	☒	(b)

3	SEC use only
4	Citizenship or place of organization

United States
Number of shares beneficially owned by each reporting person with			5	Sole voting power

30,877*
			6	Shared voting power

2,029,229*
			7	Sole dispositive power

30,877*
			8	Shared dispositive power

2,029,229*
9	Aggregate amount beneficially owned by each reporting person

2,060,106
10	Check if the aggregate amount in Row (9) excludes certain shares

Not Applicable
11	Percent of class represented by amount in Row 9

15.32%
12	Type of reporting person

IN

*
Includes 15,420 shares of common stock that may be acquired upon exercise of options as of or within 60 days of February 1, 2018. Dr. Caruso disclaims beneficial ownership of the shares owned by Tru St Partnership LP, Provco Leasing Corporation and The Uncommon Individual Foundation as described in this Schedule 13G.

CUSIP No. 81255T 108

1	Names of reporting persons

Tru St Partnership LP
2	Check the appropriate box if a member of a group
	(a)	☒	(b)

3	SEC use only
4	Citizenship or place of organization

Pennsylvania
Number of shares beneficially owned by each reporting person with			5	Sole voting power

0
			6	Shared voting power

1,997,068
			7	Sole dispositive power

0
			8	Shared dispositive power

1,997,068
9	Aggregate amount beneficially owned by each reporting person

1,997,068
10	Check if the aggregate amount in Row (9) excludes certain shares

Not Applicable
11	Percent of class represented by amount in Row 9

14.87%
12	Type of reporting person

PN

CUSIP No. 81255T 108

1	Names of reporting persons

Provco Leasing Corporation
2	Check the appropriate box if a member of a group
	(a)	☒	(b)

3	SEC use only
4	Citizenship or place of organization

Delaware
Number of shares beneficially owned by each reporting person with			5	Sole voting power

7,779
			6	Shared voting power

1,997,068
			7	Sole dispositive power

7,779
			8	Shared dispositive power

1,997,068
9	Aggregate amount beneficially owned by each reporting person

2,004,847
10	Check if the aggregate amount in Row (9) excludes certain shares

Not Applicable
11	Percent of class represented by amount in Row 9

14.93%
12	Type of reporting person

CO

CUSIP No. 81255T 108

1	Names of reporting persons

The Uncommon Individual Foundation
2	Check the appropriate box if a member of a group
	(a)	☒	(b)

3	SEC use only
4	Citizenship or place of organization

Pennsylvania
Number of shares beneficially owned by each reporting person with			5	Sole voting power

0
			6	Shared voting power

24,382
			7	Sole dispositive power

0
			8	Shared dispositive power

24,382
9	Aggregate amount beneficially owned by each reporting person

24,382
10	Check if the aggregate amount in Row (9) excludes certain shares

Not Applicable
11	Percent of class represented by amount in Row 9

0.18%
12	Type of reporting person

CO

CUSIP No. 81255T 108

ITEM 1.	(a)	Name of Issuer:

SeaSpine Holdings Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

5770 Armada Drive, Carlsbad, California, 92008

ITEM 2.	(a)	Name of Person Filing:

See (c) below.

	(b)	Address or Principal Business Office:

See (c) below.

	(c)	Citizenship of each Reporting Person is:

Richard E. Caruso Ph.D.
795 East Lancaster Ave., Suite 200
Villanova, Pennsylvania 19085
United States citizen

Tru St Partnership LP
795 East Lancaster Avenue, Suite 200
Villanova, Pennsylvania 19085
Pennsylvania limited partnership

Provco Leasing Corporation
1105 N. Market Street, Suite 602
Wilmington, Delaware 19810
Delaware corporation

The Uncommon Individual Foundation
795 East Lancaster Ave, Suite 204
Villanova, Pennsylvania 19085
Pennsylvania corporation

	(d)	Title of Class of Securities:
Common Stock, $0.01 par value per share (“Common Stock”).

	(e)	CUSIP Number: 81255T 108

ITEM 3.

Not applicable.

ITEM 4.	Ownership
(a)
Amount beneficially owned: As of December 31, 2017, Dr. Caruso may be deemed the beneficial owner of 2,060,106 shares of common stock. He individually holds 15,457 shares and holds options to purchase 15,420 shares of common stock that are exercisable within 60 days of February 1, 2018. Tru St Partnership LP (“Tru St”) may be deemed the beneficial owner of 1,997,068 shares of common stock. Dr. Caruso is the president and sole director of Provco Leasing Corporation (‘Provco Leasing”). Provco Leasing is the corporate general partner of Tru St. Provco Leasing is also the beneficial owner of 2,004,847 shares of common stock. The Uncommon Individual Foundation is the beneficial owner of 24,382 shares of common stock as of December 31, 2017. Dr. Caruso is the founder and chief executive officer of The Uncommon Individual Foundation. Dr. Caruso disclaims beneficial ownership of shares held by Tru St, Provco Leasing and The Uncommon Individual Foundation.

(b)
Percent of class: Based on 13,429,128 shares of the Issuer’s common stock outstanding as publicly reported on November 2, 2017 on the Issuer’s Form 10-Q for the third quarter ended September 30, 2017, Dr. Caruso may be deemed the beneficial owner of 18.36% of the Issuer’s common stock; Tru St, may be deemed the beneficial owner of 17.82% of the Issuer’s common stock; Provco Leasing may be deemed the beneficial owner of 17.89% of the Issuer’s common stock and The Uncommon Individual Foundation may be deemed the beneficial owner of 0.21% of the Issuer’s common stock as of December 31, 2017.

(c) The Reporting Persons have the power to vote or dispose of the number of shares as follows:
(i)
Sole power to vote or direct the vote. Dr. Caruso may be deemed to have sole power to vote or direct the vote of 30,877 shares of common stock based on his ownership of 15,457 shares and options to purchase 15,420 shares of common stock that are exercisable within 60 days of February 1, 2018.

(ii)
Shared power to vote or direct the vote. As of December 31, 2017, Dr. Caruso, Tru St, Provco Leasing and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 2,029,229 shares of common stock. Dr. Caruso and Tru St may be deemed to share the power to vote or direct the vote with respect to 1,997,068 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to share the power to vote or direct the vote with respect to 1,997,068 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 24,382 shares of common stock as of December 31, 2017.

(iii)
Sole power to dispose or direct the disposition. Dr. Caruso has sole power to dispose or control the disposition of 30,877 shares of common stock based on his ownership of 15,457 shares and options to purchase 15,420 shares of common stock that are exercisable within 60 days of February 1, 2018.

(iv)
Shared power to dispose or direct the disposition. As of December 31, 2017, Dr. Caruso, Tru St Provco Leasing and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or shared power to direct the disposition of 2,029,229 shares of common stock. Dr. Caruso and Tru St may be deemed to have shared power to dispose of or shared power to direct the disposition of 1,997,068 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 1,997,068 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or direct the disposition of 24,382 shares of common stock as of December 31, 2017.

ITEM 5.	Ownership of Five Percent or Less of a Class
Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group
See Exhibit 99.1 below.

ITEM 9.	Notice of Dissolution of Group
Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2018

By:	/s/ Richard E. Caruso
Name: Richard E. Caruso, Ph.D.

TRUST PARTNERSHIP LP
By:	/s/ Richard E. Caruso, Ph.D.
Its:	President

PROVCO LEASING CORPORATION
By:	/s/ Richard E. Caruso, Ph.D.
Its:	President

THE UNCOMMON INDIVIDUAL FOUNDATION
By:	/s/ Richard E. Caruso, Ph.D.
Its:	President

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Group Members
99.2	Joint Filing Agreement